UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 2, 2015

SEACOAST BANKING CORPORATION OF FLORIDA

(Exact Name of Registrant as Specified in Charter)

Florida (State or Other Jurisdiction of Incorporation)	000-13660 (Commission File Number)	59-2260678 (IRS Employer Identification No.)

815 Colorado Avenue, Stuart, Florida (Address of Principal Executive Offices)	34994 (Zip Code)

Registrant’s telephone number, including area code: (772) 287-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On November 2, 2015, Seacoast Banking Corporation of Florida, a Florida corporation (“Seacoast”), and Seacoast’s wholly-owned subsidiary, Seacoast National Bank, a national banking association (“SNB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Floridian Financial Group, Inc., a Florida corporation (“Floridian”), and Floridian’s wholly-owned subsidiary, Floridian Bank, a Florida chartered commercial bank (the “Bank”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Floridian will merge with and into Seacoast, with Seacoast continuing as the surviving corporation (the “Merger”).

Immediately following the effective time of the Merger, the Bank is expected to merge with and into SNB, with SNB surviving and continuing its corporate existence under the name “Seacoast National Bank.”

Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger, each outstanding share of Floridian common stock will be converted into the right to receive, at the election of the holder thereof: (1) a combination of $4.29 in cash and 0.5291 shares of Seacoast common stock (the “Mixed Election Consideration”); (2) $12.25 in cash (the “Cash Election Consideration”); or (3) 0.8140 shares of Seacoast common stock (the “Stock Election Consideration,” and together with the Cash Election Consideration and the Mixed Election Consideration, the “Merger Consideration”). Shares of Floridian common stock with respect to which no election is made will receive the Mixed Election Consideration. The Merger Agreement contains customary proration procedures so that the aggregate amount of cash paid and shares of Seacoast common stock issued in the Merger as a whole are equal to the total amount of cash and number of Seacoast shares that would have been paid and issued if all Floridian shareholders received the Mixed Election Consideration. Each outstanding share of Seacoast common stock will remain outstanding and be unaffected by the Merger.

Each Floridian stock option outstanding and unexercised immediately prior to the effective time of the Merger, whether or not vested or exercisable, will be cancelled and automatically converted into the right to receive a cash amount equal to the aggregate number of Floridian shares subject to such option multiplied by the excess of the per share Merger Consideration value over the exercise price of such option.

The Merger Agreement contains customary representations and warranties from both Seacoast and Floridian and each have agreed to customary covenants, including, among others, covenants on the part of Floridian relating to: (1) the conduct of Floridian’s business during the interim period between the execution of the Merger Agreement and the completion of the Merger; (2) Floridian’s obligation to convene and hold a meeting of its shareholders to consider and vote upon the approval of the Merger Agreement; and (3) subject to certain exceptions, the recommendation by the Board of Directors of Floridian that Floridian shareholders approve the Merger Agreement. Floridian has also agreed: (1) not to solicit any alternative acquisition proposals; (2) subject to certain exceptions, not to enter into any discussions with respect to, or enter into any agreement concerning, or provide confidential information in connection with, any alternative acquisition proposals; or (3) subject to certain exceptions, that Floridian’s Board of Directors will not withdraw, modify or qualify in any manner its recommendation that Floridian shareholders approve the Merger Agreement, including submitting the Merger Agreement to shareholders for approval without any recommendation.

Completion of the Merger is subject to certain customary conditions, including, among others: (1) approval of the Merger Agreement by the holders of a majority of Floridian’s outstanding common stock; (2) receipt of required regulatory approvals, solely in the case of Seacoast’s obligations, without the imposition of conditions or consequences that would have a material adverse effect on Seacoast (measured on a scale relative to Floridian); (3) the absence of any law or order prohibiting the completion of the Merger; (4) the effectiveness of the registration statement for the Seacoast common stock to be issued in connection with the Merger; and (5) the quotation and listing of the Seacoast common stock to be issued in the Merger on the NASDAQ Global Select Market. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including: (1) the accuracy of the representations and warranties of the other party; (2) performance in all material respects by the other party of its obligations under the Merger Agreement; and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a “tax-free reorganization” within the meaning of the Internal Revenue Code of 1986, as amended. Seacoast’s obligations are additionally conditioned upon, among other things, Floridian’s consolidated tangible shareholder’s equity as of the last day of the month immediately preceding the month in which the closing date occurs being an amount not less than the amount thereof on June 30, 2015, adding back for this purpose transaction-related expenses.

The Merger Agreement contains certain termination rights for Seacoast and Floridian, as the case may be, applicable upon: (1) mutual consent; (2) a breach by the other party that is not or cannot be cured within 30 days’ notice of such breach if such breach would result in a failure of the conditions to closing set forth in the Merger Agreement; (3) Floridian’s shareholder’s Failure to approve the Merger Agreement by the required vote; or (4) failure to complete the Merger by April 30, 2016 (subject to a three month extension exercisable by either party if all conditions have been met other than receipt of required regulatory approvals).

Seacoast may also terminate the Merger Agreement: (1) upon denial of any required regulatory approval; (2) upon the Floridian Board’s withdrawal, qualification or modification of its recommendation that Floridian shareholders approve the Merger Agreement; (3) if the Floridian Board has adopted, approved, recommended, endorsed or otherwise declared advisable the adoption of any alternative acquisition proposal; (4) if Floridian fails to substantially comply with its “no-shop” obligations under the Merger Agreement or its obligation to call, give notice of, convene and hold its shareholders meeting; or (5) if holders of more than 10% in the aggregate of the outstanding shares of Floridian common stock vote against the Merger Agreement and have given notice of their intention to exercise their dissenters’ rights under Florida law.

Floridian may also terminate the Merger Agreement if (A) (i) the average closing price of Seacoast’s common stock for the ten trading days ending on the second trading day immediately preceding the later of (x) the date on which the last required regulatory approval is obtained or (y) the date on which Floridian shareholder approval is obtained, is less than (ii) 85% of the average closing price of Seacoast’s common stock for the 10 trading days ending on October 29, 2015, (B) Seacoast’s common stock underperforms a peer-group index (the NASDAQ Bank Index) by more than 20% and (C) Seacoast does not elect to increase the Stock Election Consideration by a formula-based amount.

The Merger Agreement provides that, upon termination of the Merger Agreement in certain circumstances, Floridian is required to pay Seacoast a termination fee of $3,000,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 2.1 hereto, and is incorporated into this report by reference thereto. The Merger Agreement has been attached as an exhibit to this report in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about Seacoast, Floridian, or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of Seacoast, Floridian or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Seacoast.

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Item 8.01	Other Events

On November 3, 2015, Seacoast discussed the Merger on a conference call. A transcript of this conference call is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information for Investors and Shareholders

This communication (including the documents referred to herein) does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Seacoast Banking Corporation of Florida ("Seacoast") will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 containing a proxy statement of Floridian Financial Group, Inc. ("Floridian") and a prospectus of Seacoast, and Seacoast will file other documents with respect to the proposed merger. A definitive proxy statement/prospectus will be mailed to shareholders of Floridian. Investors and security holders of Floridian are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Seacoast through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Seacoast will be available free of charge on Seacoast's internet website or by contacting Seacoast.

Seacoast, Floridian, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Seacoast is set forth in its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 7, 2015 and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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Cautionary Notice Regarding Forward-Looking Statements

This communication (including the documents referred to herein) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is intended to be protected by the safe harbor provided by the same. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target,” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements.  Risks and uncertainties to which these statements are subject include, but are not limited to, the following: failure to obtain the approval of shareholders of Floridian in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties' ability to achieve the synergies and value creation contemplated by the proposed merger; the parties' ability to promptly and effectively integrate the businesses of Seacoast and Floridian; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Seacoast's most recent Form 10-K report and to Seacoast's most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Seacoast or Floridian.  Forward-looking statements are made only as of the date of this communication, and neither Seacoast nor Floridian undertakes any obligation to update any forward-looking statements contained herein to reflect events or conditions after the date hereof.

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Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 2, 2015, by and among Seacoast Banking Corporation of Florida, Seacoast National Bank, Floridian Financial Group, Inc. and Floridian Bank.
99.1	Investor conference call transcript from investor call held on November 3, 2015.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEACOAST BANKING CORPORATION OF FLORIDA

By:	/s/ Stephen Fowle
Stephen Fowle
Executive Vice President and Chief Financial Officer

Date:	November 4, 2015

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